April 26, 2006

VIA EDGAR

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.

Registration Statement on Form S-1

File No. 333-128913

Dear Mr. Hasan:

The undersigned hereby requests that the Registration Statement of Eastern Insurance Holdings, Inc. on Form S-1 filed on October 11, 2005 (No. 333-128913), as amended by pre-effective Amendment No. 1 filed on December 16, 2005, pre-effective Amendment No. 2 filed on January 20, 2006, pre-effective Amendment No. 3 filed on April 4, 2006, and pre-effective Amendment No. 4 filed on April 20, 2006, be declared effective at 5:00 P.M., Eastern Time, April 26, 2006.

We are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above mentioned Registration Statement.

Sincerely,

Eastern Insurance Holdings, Inc.

/s/ Kevin M. Shook
Kevin M. Shook
Chief Financial Officer